FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 12, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Gyula Fazekas, Matáv IR
+36-1-457-6186
Flóra Rajki, Matáv IR
+36-1-457-6036
investor.relations@ln.matav.hu
Catriona Cockburn, Citigate Dewe Rogerson
+44-(0)207 282 2924

2004 INTERIM RESULTS: STABLE FINANCIAL AND OPERATIONAL RESULTS DESPITE REGULATORY AND COMPETITIVE PRESSURE

BUDAPEST – August 12, 2004 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first half of 2004, according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew slightly by 0.4% to HUF 297.9 bn (EUR 1,163.4 m) in 1H 2004 compared to 1H 2003 as a result of higher mobile and data transmission revenues, offset by a decline in revenues from domestic and international traffic, and lower other usage.

•                  EBITDA declined by 2.3% to HUF 126.1 bn, with EBITDA margin reaching 42.3%.

•              Gross additions to tangible and intangible assets amounted to HUF 35.4 bn. Of this, the portion relating to the fixed line segment reached HUF 14.6 bn, with mobile at HUF 17.3 bn and MakTel reporting HUF 3.5 bn.

•              Fixed line segment: revenues declined by 6.4%; EBITDA margin was 36.3%.

•              Mobile segment: revenues grew by 4.4%, EBITDA margin was 41.6% in 1H 2004. T-Mobile Hungary kept its leading position with a market share of 47.7% at the end of June 2004.

•              International segment: revenues grew by 4.0% with EBITDA margin reaching a strong 51.7%. EBITDA fell slightly to HUF 17.4 bn from HUF 18.0 bn in the same period last year.

•              Group operating profit reduced to HUF 57.6 bn mainly driven by a 10.8% growth in depreciation and amortization. Net income declined to HUF 30.3 bn (EUR 118.3 m).

•              Net cash from operating activities increased to HUF 101.3 bn due to the combined impact of a decline in EBITDA and a fall in working capital requirements. Net cash utilized in investing activities reduced to HUF 38.7 bn. This was due to higher gross additions to tangible and intangible assets (primarily at the fixed line segment) together with a lower purchase of subsidiaries and increased proceeds from real estate sales. Net cash used in financing activities was HUF 49.1 bn, mainly explained by the higher dividend paid at the parent company and increased borrowing as a result of this.

•              Net debt has been reduced by HUF 41.5 bn since the end of June 2003 resulting in a net debt ratio (net debt to net debt plus equity plus minority interest) of 34.6% compared to 36.6% at the end of June 2003.

Elek Straub, Chairman and CEO commented: “For the first half of the year we have witnessed a balanced financial and operational performance for the Group. As expected, the fixed line segment reported a decline in revenues and EBITDA due to the strengthening regulatory and competitive pressure. The Regulator published its final resolution on Matáv’s new reference interconnection offer in June. This resulted in a further  reduction compared to January, with interconnection traffic fees now close to the relevant EU benchmarks. A new player appeared in the Hungarian fixed line market in the second quarter, increasing the competition for customers in this segment. In the broadband business, the ADSL rollout program has continued in line with our aims. The line per employee ratio at the parent company exceeded 353 (compared to 341 at end-June last year). In the mobile segment, the rebranding of Westel into T-Mobile Hungary was very successful, with rapid growth in awareness of the new brand. I am pleased to say that the perception of T-Mobile Hungary is very positive. We have also seen a smooth start to mobile number portability. The segment reported healthy financials driven by a balanced focus on maximising the value of the customer base and optimizing acquisition and retention costs. At MakTel, the pressure on revenues did not prohibit the achievement of a strong EBITDA margin in the first half of this year. Finally, let me mention that at the end of the second quarter, we paid the vast majority of the dividend relating to 2003 earnings, resulting in an increase in net debt ratio to close to 35%, fully in line with the dividend policy announced in March of last year.”

Fixed line: Successful line retention; further growth in customised packages, competitive and regulatory pressure

Fixed line revenues fell by 6.4% to HUF 153.9 bn with EBITDA margin at 36.3%. Domestic and international traffic revenues combined fell by 13.2% mainly due to lower volumes and price discounts. At the same time, leased line and data revenues continued to grow, rising by 23.2%, driven by a volume increase in ADSL and increased Internet subscribers. The total number of lines was down by only 0.5% compared to 1H 2003 and flat compared to 1Q 2004; evidence of Matáv’s success in halting line number erosion. By the end of June 2004, 18.6% of Matáv’s total fixed lines were ISDN channels. Customised tariff packages represented around 55% of the total number of lines with 1.6 million lines at the end of the second quarter 2004. The successful ADSL program resulted in 142,430 ADSL lines being installed by the end of 1H 2004. Matáv’s Internet subsidiary, Axelero, retained its leading position among ISPs in the dial-up market with a market share of around 44% and a total of 233,989 Internet subscribers at the end of June 2004 (up by 35.2% year-on-year).

Mobile: Successful rebranding, improving customer base, healthy financials despite strong competition

Mobile revenues rose by 4.4% mainly driven by higher traffic, enhanced service revenues and equipment sales. EBITDA increased to HUF 52.8 bn, while the EBITDA margin reached 41.6%. Operating profit reduced by 5.7% as the vast majority of the write-off relating to the Westel rebranding was accounted for in the first quarter of 2004. T-Mobile Hungary maintained its leading position in a highly competitive market with 47.7% market share, while GSM penetration was 81.2% at end-June. T-Mobile Hungary’s customer base exceeded 3.9 million at the end of 1H 2004. In the same period, the proportion of postpaid customers increased to 26.9% of the total customer base, compared with 25.5% at end of 1H 2003. Average acquisition cost per customer fell by 20.7% to HUF 10,284 in 1H 2004 from HUF 12,974 a year earlier. When calculating subscriber acquisition cost, we include the connection margin (connection fee less the SIM card cost) and the sales related equipment subsidy and agent fee. MOU (monthly average minutes of use per subscriber) increased to 111 in 1H 2004 from 110 a year earlier. Blended ARPU (monthly average revenue per user) declined to HUF 4,923; within this postpaid ARPU reached HUF 12,103 and prepaid ARPU was HUF 2,349. Due to new packages, the usage slightly grew but the discounts that some of these provide as well as the regulatory impacts resulted in downward pressure on ARPU. The enhanced services revenue (mainly SMS) grew to HUF 595 (12.1% of total ARPU), from HUF 550 (10.6% of total ARPU) in the same period last year. The churn rate of postpaid customers was successfully kept at the low level of 11.1% in 1H 2004. The churn rates at both prepaid and postpaid segments showed a decline compared to 1H 2003.

International: EBITDA margin maintained at an impressive level despite limited top line growth

International revenues rose by 4.0% to HUF 33.7 bn in 1H 2004 driven mainly by favourable foreign exchange rate movement. Mobile telecommunications services revenues grew, as did domestic traffic revenues. However, these were partially offset by a fall in international traffic revenues. EBITDA reached HUF 17.4 bn with a strong EBITDA margin of 51.7%. The closing number of employees fell by 4.1% to 3,543 at the end of the second quarter this year over the same period last year. Fixed line penetration in Macedonia was around 29%, and mobile penetration grew further to 38% over 21% in 1H 2003. The number of fixed line customers grew to 623,741, up by 1.9% from the previous year’s figure. Within this, analog subscribers remained broadly unchanged at 584,429. ISDN channels, at the same time, showed a growth of 46.1% to 39,312. The mobile customer base rose by 51.1% to 623,285, broadly the same as the fixed line customer base. MakTel’s mobile market share stood at 80% at end-June 2004. The number of Internet subscribers at the end of the second quarter of 2004 increased to 56,426 (up by 34.4% year-on-year).

About Matáv

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary is Hungary’s largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of June 30, 2004 include MagyarCom Holding GmbH, owned by Deutsche Telekom AG (59.21%). The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv’s 1H 2004 results please visit our website:

(www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MATÁV
Consolidated Balance Sheets - IFRS

			June 30, 2003 -
			June 30, 2004
(HUF million)	June 30, 2003	June 30, 2004	% change
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	18 532	34 700	87.2%
Financial instruments held for trading	381	407	6.8%
Trade and other receivables	103 328	103 117	(0.2)%
Inventories	10 965	10 585	(3.5)%
Assets held for disposal	2 201	3 489	58.5%
Total current assets	135 407	152 298	12.5%

Non current assets
Property, plant and equipment	632 642	595 669	(5.8)%
Intangible assets	289 909	278 086	(4.1)%
Associates	4 389	5 584	27.2%
Deferred taxes	5 905	4 143	(29.8)%
Other non current assets	25 048	7 600	(69.7)%
Total non current assets	957 893	891 082	(7.0)%

Total assets	1 093 300	1 043 380	(4.6)%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Loans and other borrowings - third party	67 311	42 078	(37.5)%
Loans from related parties	167 769	116 644	(30.5)%
Trade and other payables	107 178	107 479	0.3%
Deferred revenue	2 357	1 805	(23.4)%
Provision for liabilities and charges	7 288	5 292	(27.4)%
Short term derivatives	0	11	n.a.
Total current liabilities	351 903	273 309	(22.3)%

Non current liabilities
Loans and other borrowings - third party	58 872	49 904	(15.2)%
Loans from related parties	73 675	133 675	81.4%
Deferred revenue	3 451	1 897	(45.0)%
Deferred taxes	1 967	2 492	26.7%
Other non current liabilities	46	103	123.9%
Long term derivatives	234	103	(56.0)%
Total non current liabilities	138 245	188 174	36.1%

Minority interests	66 392	66 180	(0.3)%

Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(4 488)	(3 842)	(14.4)%
Cumulative translation adjustment	1 699	(1 204)	n.m.
Retained earnings	407 886	389 100	(4.6)%
Total shareholders’ equity	536 760	515 717	(3.9)%

Total liabilities and shareholders’ equity	1 093 300	1 043 380	(4.6)%

MATÁV
Consolidated Income Statements - IFRS

	6 months ended June 30,		%
(HUF million)	2003	2004	Change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	48 913	48 164	(1.5)%
Domestic traffic revenue	58 205	51 296	(11.9)%
Other usage	6 438	2 782	(56.8)%

Domestic fixed line telecommunications services	113 556	102 242	(10.0)%

International traffic revenues	11 727	9 409	(19.8)%

Mobile telecommunications services	95 547	104 905	9.8%

Revenue from international activities	32 281	33 540	3.9%

Leased lines and data transmission	18 539	23 480	26.7%

Equipment sale	10 376	11 009	6.1%

Other revenues	14 836	13 332	(10.1)%

Total revenues	296 862	297 917	0.4%

Employee-related expenses	(42 519)	(45 660)	7.4%
Depreciation and amortization	(61 773)	(68 442)	10.8%
Payments to other network operators	(40 691)	(42 932)	5.5%
Cost of telecommunications equipment sales	(17 844)	(17 484)	(2.0)%
Other operating expenses	(66 740)	(65 771)	(1.5)%

Total operating expenses	(229 567)	(240 289)	4.7%

Operating profit	67 295	57 628	(14.4)%

Net interest and other charges	(20 478)	(17 655)	(13.8)%

Share of associates’ results before income tax	430	2 099	388.1%

Profit before income tax	47 247	42 072	(11.0)%

Income tax expense	(7 573)	(7 035)	(7.1)%

Profit after income tax	39 674	35 037	(11.7)%

Minority interest	(6 423)	(4 747)	(26.1)%

Net income	33 251	30 290	(8.9)%

MATÁV
Consolidated Cashflow Statement - IFRS

	6 months ended June 30,		%
(HUF million)	2003	2004	Change
	(Unaudited)	(Unaudited)

Cashflows from operating activities
Operating profit	67 295	57 628	(14.4)%
Depreciation and amortization of fixed assets	61 773	68 442	10.8%
Change in working capital	(6 382)	839	n.m.
Amortization of deferred income	(1 370)	(744)	(45.7)%
Interest paid	(14 970)	(16 411)	9.6%
Commissions and bank charges	(1 250)	(1 642)	31.4%
Income tax paid	(3 732)	(5 665)	51.8%
Other non-cash items	(3 401)	(1 189)	(65.0)%
Net cashflows from operating activities	97 963	101 258	3.4%

Cashflows from investing activities
Purchase of tangible and intangible assets	(37 385)	(42 724)	14.3%
Purchase of subsidiaries and business units	(5 545)	(462)	(91.7)%
Cash acquired through business combinations	72	16	(77.8)%
Interest received	356	761	113.8%
Dividends received	575	1 000	73.9%
Sale of trading investments - net	66	27	(59.1)%
Proceeds from disposal of tangible and intangible assets	569	2 697	374.0%
Net cashflows from investing activities	(41 292)	(38 685)	(6.3)%

Cashflows from financing activities
Dividends paid to shareholders and minority interest	(20 493)	(76 997)	275.7%
Net repayment of loans and other borrowings	(27 909)	27 901	n.m.
Net cashflows from financing activities	(48 402)	(49 096)	1.4%

Effect of foreign exchange rate changes on cash and cash equivalents	1 412	(909)	n.m.

Change in cash and cash equivalents	9 681	12 568	29.8%

Cash and cash equivalents, beginning of year	8 851	22 132	150.1%

Cash and cash equivalents, end of year	18 532	34 700	87.2%

Change in cash and cash equivalents	9 681	12 568	29.8%

Summary of key operating statistics

	2Q2003	2Q2004	% change
EBITDA margin	43.5%	42.3%	n.a.
Operating margin	22.7%	19.3%	n.a.
Net income margin	11.2%	10.2%	n.a.
ROA	6.1%	5.8%	n.a.
Net debt to total capital	36.6%	34.6%	n.a.

Number of closing lines
Residential	2 027 696	2 018 997	(0.4)%
Business	264 369	256 739	(2.9)%
Payphone	31 911	28 687	(10.1)%
ISDN channels	520 948	527 316	1.2%
Total lines	2 844 924	2 831 739	(0.5)%
Digitalization of exchanges with ISDN	87.4%	90.4%	n.a.
Penetration *	37.7%	37.6%	n.a.

Fixed line employees (closing full equivalent, Matáv Rt.)	8 342	8 013	(3.9)%
Total no. of employees (closing full equivalent)	15 227	14 789	(2.9)%
Lines per fixed line employees	341.0	353.4	3.6%
Lines per fixed line employees at Matáv Rt. + Emitel	337.9	349.9	3.6%

Traffic in minutes (thousands) at Matáv Rt.
Domestic	4 088 149	4 036 646	(1.3)%
International outgoing	69 321	68 547	(1.1)%

Managed leased lines (FLEX-Com connections)	11 415	10 760	(5.7)%
ADSL lines	57 399	142 430	148.1%
Internet subscribers	173 083	233 989	35.2%
Cable television customers	344 712	366 809	6.4%

Emitel fixed line numbers incl. ISDN channels	78 536	78 329	(0.3)%
Emitel domestic traffic (thousand minutes)	79 095	73 521	(7.0)%
Emitel international outgoing traffic (thousand minutes)	1 125	1 124	(0.0)%

MakTel fixed lines	611 816	623 741	1.9%
Traffic in minutes (thousands) at MakTel
Domestic	n.a.	1 252 921	n.a.
International outgoing	n.a.	19 368	n.a.
MakTel mobile RPCs (Revenue Producing Customers)	412 373	623 285	51.1%
MakTel mobile ARPU (Average Traffic Rev./RPC/Month)	5 269	4 049	(23.1)%
MakTel mobile MOU (Monthly av.minutes of Use/subsc.)	85	68	(20.6)%
MakTel Internet subscribers (inc. prepaid from Jan 1, 2004)	41 970	56 426	34.4%

Westel 0660 RPCs	9 552	0	(100.0)%
T-Mobile Hungary RPCs	3 509 518	3 913 282	11.5%
Total cellular RPCs	3 519 070	3 913 282	11.2%
T-Mobile Hungary’s MOU	110	111	0.9%
T-Mobile Hungary’s ARPU	5 203	4 923	(5.4)%
T-Mobile Hungary’s postpaid ARPU	12 824	12 103	(5.6)%
T-Mobile Hungary’s prepaid ARPU	2 642	2 349	(11.1)%
T-Mobile Hungary’s overall churn	24.1%	10.5%	n.a.

* For 2Q2003, penetration is different from the rate published earlier as the number of population in Matáv Rt. service area was modified in accordance with the latest figure released by the Central Statistical Office (“KSH”).

Analysis of the Financial Statements for 2Q04 (six months ended June 30, 2004)

Exchange rate information

The Euro weakened by 4.9% against the Hungarian Forint year on year (from 266.30 HUF/EUR on June 30, 2003 to 253.23 HUF/EUR on June 30, 2004). From the year-end 2003, the Euro weakened by 3.4% against the Hungarian Forint (from 262.23 HUF/EUR on December 31, 2003 to 253.23 HUF/EUR on June 30, 2004). The average HUF/EUR rate increased from 247.11 in 2Q2003 to 256.07 in 2Q2004.

The U.S. Dollar depreciated by 10.4% against the Hungarian Forint year on year (from 232.98 HUF/USD on June 30, 2003 to 208.76 HUF/USD on June 30, 2004). From the year-end 2003 to June 30, 2004, the U.S. Dollar strengthened by 0.4% against the Hungarian Forint (from 207.92 HUF/USD to 208.76 HUF/USD).

Analysis of group income statements

Revenues

Revenues from subscriptions, connections and other charges decreased by 1.5% in the first half of 2004 compared to the same period in 2003. Revenues from connection fees declined, which resulted from the promotions given to new customers and the 50% decrease in business analog connection fee from June 1, 2004. The 35% decrease in ISDN 2 connection fee effective from January 1, 2004 and lower ISDN gross additions also contributed to the decrease. As a result of successful campaigns gross additions of analog lines almost doubled in 2Q2004 compared to 2Q2003. In accordance with the Act C of 2003 on Electronic Communications effective from January 1, 2004 Matáv Rt. cannot charge for itemized billing, which resulted in lower revenue from digifon services.

These decreases were partly offset by business analog subscription fee increases from January 1, 2004. The ISDN subscription fee revenue also increased in 2Q2004 compared to 2Q2003 due to the higher number of average ISDN connections.

Domestic traffic revenue in 2Q2004 amounted to HUF 51.3 bn compared to HUF 58.2 bn in 2Q2003. While domestic traffic decreased by 1.4% in the fixed line segment, the higher decrease in revenue is due to lower average per minutes fees. While Matáv increased its tariffs on January 1, 2004, it offered several discounts to customers choosing different tariff packages.

Revenues from other usage for the first half of 2004 decreased by 56.8% compared to the same period in 2003. The main reason of this significant decrease in other usage revenue is the almost complete LTO-mobile by-pass due to interconnection agreements between LTOs and mobile operators. The decrease was also attributable to lower rates and, to a lesser extent, to a change in mix of calls in LTO relation (the loss of traffic was the greatest in the LTO to mobile call relation, which has the highest per minute interconnection rate).

International traffic revenues decreased to HUF 9.4 bn for the six months ended June 30, 2004 compared to HUF 11.7 bn for the same period in 2003. Both outgoing and incoming international traffic revenue declined. Outgoing international traffic revenue decreased by 7.8% mainly due to price discounts given to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving). Incoming international traffic revenues declined by 28.0% mainly due to 20.8% lower incoming traffic. The decrease in incoming international traffic was more significant for mobile terminated traffic due to mobile by-pass, while calls terminated in Matáv areas declined to a lesser extent. Incoming international traffic revenues were also negatively affected by the lower settlement rates with international partners.

Revenues from mobile telecommunications services amounted to HUF 104.9 bn for the first half of 2004 compared to HUF 95.5 bn for the six months ended June 30, 2003 (a 9.8% increase). The growth mainly resulted from the 11.7% higher T-Mobile Hungary average customer base. Prepaid customers accounted for approximately 70.6% of gross additions in the first half of 2004 and represent 73.1% of total T-Mobile Hungary customers as of June 30, 2004.

T-Mobile Hungary’s average usage per customer per month measured in MOU increased by 0.9% from 110 minutes in 2Q2003 to 111 minutes in 2Q2004. T-Mobile Hungary’s average revenue per user (“ARPU”) decreased by 5.4% from HUF 5,203 in 2Q2003 to HUF 4,923 in 2Q2004 as the proportion of calls within the T-Mobile Hungary network with lower per minute fees increased. In addition, the 10% decrease of the fixed to mobile termination fees from September 1, 2003 also contributed to the ARPU decrease.

Within mobile telecommunications services, enhanced services show the highest increase with 21.0% growth year over year, which represents 12.1% of the ARPU in the first half of 2004. This revenue includes primarily short message service (“SMS”) and multimedia messaging service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates.

Revenue from international activities shows consolidated revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities increased and reached HUF 33.5 bn in the first half of 2004. Domestic traffic revenues increased as a result of price increases, partly compensated by lower usage. Revenues from mobile telecommunications services grew as well due to the 47.3% higher average customer base year over year, partly offset by lower MOU and lower tariffs. Revenues from data transmission and leased lines also increased due to a growth in Internet revenues resulting from increased number of customers as well as increased interconnection revenues from the second mobile telecommunications operator, Cosmofon. These increases were partly offset by decreased international leased line revenues due to lower USD exchange rate compared to 2003 as well as lower number of international leased line contracts in 2004. Equipment sale revenues also increased as a result of higher equipment sales at MobiMak due to increased gross additions and higher average sales price of phonesets. These increases were partially offset by lower subscriptions, connections and other charges revenue due to lower analog gross adds and decreased ISDN subscription fee, while analog subscription fee and the number of ISDN gross additions increased. Outgoing international traffic revenues also decreased resulting from decreased usage as well as lower prices and incoming international revenues decreased due to strengthening of the MKD against the SDR, partly offset by higher incoming traffic.

Revenues from leased lines and data transmission grew to HUF 23.5 bn for 2Q2004 compared to HUF 18.5 bn for the same period in 2003. This growth was due to the strong increase in the number of ADSL and Internet subscribers. The number of ADSL subscribers grew to 142,430 (from 57,399 at the end of the first half of 2003) and the number of Internet connections grew by 35.2% to 233,989 at period-end. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Revenue from equipment sale increased to HUF 11.0 bn for the six months ended June 30, 2004 compared to HUF 10.4 bn for the same period in 2003. Equipment sale revenue increase is due to higher phoneset upgrades and higher average price of phonesets at T-Mobile Hungary as well as more equipment sold at Matáv Rt. during campaigns. These increases were partly offset by the 33.0% lower gross additions of T-Mobile Hungary customers.

Other revenues amounted to HUF 13.3 bn for the first six months of 2004 compared to HUF 14.8 bn for the same period in 2003. Other revenues include construction, maintenance, cable television, audiotex and miscellaneous revenues. The decrease in this category is mainly due to lower subsidy from Universal Electronic Communications Support Fund. This decrease was partly offset by the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases as well as higher Drop Charge revenue at Matáv Rt.

Operating Expenses

Employee-related expenses for the first half of 2004 amounted to HUF 45.7 bn compared to HUF 42.5 bn for the same period in 2003 (an increase of 7.4%). The main driver of the increase is the 6.0% average wage rate increase at Matáv Rt. from April 1, 2004.

This increase was partly offset by a decrease in the group headcount figure, which fell from 15,227 on June 30, 2003 to 14,789 on June 30, 2004. The number of lines per fixed line employee increased to 349.9 at the end of June 2004 compared to 337.9 a year earlier.

Depreciation and amortization increased by 10.8% reaching HUF 68.4 bn in 2Q2004 compared to HUF 61.8 bn for the same period in 2003. This increase is mainly due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary from May 1, 2004, which resulted in a HUF 4.5 bn additional amortization charge. The increase is also due to higher software gross book value and the resulting higher software depreciation expense at T-Mobile Hungary.

Payments to other network operators for 2Q2004 reached HUF 42.9 bn compared to HUF 40.7 bn for the same period in 2003. The increase was mainly due to the 5.6% increase in domestic network access charges, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration, partly offset by lower outpayments to LTOs for call terminations due to both lower traffic and lower interconnection rates. International network access charges show a 5.1% increase driven by higher roaming outpayments at T-Mobile Hungary as well as increased international outpayments at MakTel. This increase was partly compensated by lower average settlement rates with foreign service providers, the strengthening of HUF against the SDR as well as lower outgoing traffic at Matáv Rt.

The cost of telecommunications equipment sales for the first half of 2004 was HUF 17.5 bn compared to HUF 17.8 bn for the same period in 2003. This decrease is mainly due to lower gross additions to subscribers at T-Mobile Hungary, partly offset by higher average cost of phonesets and higher level of upgrade costs. Cost of equipment sales at Matáv Rt. and MakTel also increased as a result of more equipment sold in promotions.

Other operating expenses decreased by 1.5% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. Contribution to the Universal Electronic Communications Support Fund decreased significantly in 2Q2004 compared to 2Q2003. The lower amount of bad debt write-offs at Matáv Rt. also contributed to the decrease. These decreases were partly offset by higher marketing expenses mainly at Matáv Rt. due to intensive advertising of new products and tariff packages. Agency fees also increased as a result of increased outpayments related to Drop Charge.

Operating Profit

Operating margin for the six months ended June 30, 2004 was 19.3%, while operating margin for the same period in 2003 was 22.7%. The decrease is mainly due to the significant increases in depreciation charges and higher employee-related expenses.

Net Interest and Other Charges

Net interest and other charges were HUF 17.7 bn for 2Q2004 compared to HUF 20.5 bn for 2Q2003. Net interest and other charges decreased significantly due to the HUF 6.0 bn decrease in net foreign exchange loss. This change in net foreign exchange loss resulted mainly from the significant decrease of the average foreign exchange loan balance and the strengthening of the HUF. The decrease was partially offset by increased interest expenses owing to higher portion of HUF denominated loans with higher average interest rates. Net interest and other charges include HUF 0.2 bn net FX gain, HUF 16.9 bn interest expense, HUF 1.6 bn commissions and other charges and HUF 0.6 bn interest and financial income.

Share of associates’ results before income tax

Share of associates’ results amounted to HUF 2,099 million for the first half of 2004 compared to HUF 430 million for the same period in 2003, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat.

Income tax

Income tax expense decreased from HUF 7.6 bn for 2Q2003 to HUF 7.0 bn for 2Q2004 resulting from the decreased profit before tax of the mobile and international segments. The change in the income tax rate from 18% to 16% in 2004 also decreased the income tax expense.

Minority Interest

Minority interest for the first six months of 2004 was HUF 4.7 bn compared to HUF 6.4 bn for the same period in 2003. This 26.1% decrease mainly results from the weaker performance of MakTel. While revenues in the international segment showed a moderate growth, the operating expenses increased more significantly, resulting in a decreased operating profit.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of June 30, 2003 were HUF 1,093 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,043 bn as of June 30, 2004.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 32.5% from June 30, 2003 to HUF 158.7 bn at June 30, 2004. This decrease in current loans and other borrowings reflects the strong cash generation of Matáv, which allowed to repay EUR 105 million from the Deutsche Telekom intercompany loan on August 14, 2003, to repay the maturing HUF 13 bn Matáv 2003/B MTN (Medium Term Note), to prepay the loans drawn under the EIB Telecommunications Project II with value date December 15, 2003 and to repay the maturing HUF 12.5 bn EIB Telecommunications Project II/B loan with value date June 25, 2004.

Non-current loans and other borrowings increased by 38.5% from June 30, 2003 to HUF 183.6 bn at June 30, 2004. This increase is mainly due to the loans taken from DT International Finance BV to finance the dividend payment of Matáv Rt.

At June 30, 2004, almost 100% of the loan portfolio was HUF denominated. At the end of the first half of 2004, 44.0% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 34.6% at June 30, 2004 compared to 36.6% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities increased by 3.4% compared to the first six months of 2003 and amounted to HUF 101.3 bn in the first half of 2004. The increase was mainly due to higher increase in trade creditor balance and lower increase in debtors balance in the first half of 2004 compared to the same period in 2003.

Net cashflows from investing activities amounted to minus HUF 38,685 million in the first six months of 2004, while it was minus HUF 41,292 million in the same period of 2003. This HUF 2,607 million decrease in cash outflow is due to lower amount of purchase of subsidiaries and business units, partly offset by the increase in gross additions to tangible and intangible assets predominantly at Matáv Rt. due to ADSL investments and capital expenditures relating to regulatory compliance.

Net cashflows from financing activities amounted to minus HUF 48,402 million in the first half of 2003 compared to minus HUF 49,096 million in the same period of 2004. While in the first six months of 2004, Matáv took a net HUF 27,901 million loan to repay its loans, in the same period of 2003 it repaid a net HUF 27,909 million. In the first half of 2004 Matáv paid dividends to its shareholders in an amount of HUF 76,997 million compared to HUF 20,493 million in the same period of 2003. This significant growth is due to the increase in dividend per share from HUF 18 in 2002 to HUF 70 in 2003.

Analysis of segment results

The sum of the financial results of the three segments presented below does not equal to the group financial results because of intersegment eliminations.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, MobiMak, Stonebridge, Telemacedónia, T-Mobile Hungary and Westel 0660.

HUF millions	2Q2003	2Q2004	Change (%)
Revenues	164,497	153,922	(6.4)
EBITDA	63,342	55,841	(11.8)
Operating profit	27,392	22,193	(19.0)
Property, plant and equipment	430,365	401,076	(6.8)
Intangible assets	32,332	32,688	1.1
Gross additions to tangible and intangible fixed assets	10,546	14,543	37.9
Headcount (closing full equivalent)	9,752	9,469	(2.9)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the fixed line segment showed a 6.4% decrease year over year. Matáv’s domestic fixed voice business experienced a 10.6% decline due to price and usage decreases. International revenues declined by 19.9% due to lower prices as well as lower outgoing and incoming traffic and the stronger HUF against the SDR. Leased lines and data transmission services increased by 23.2% in the first half of 2004 compared to the first six months of 2003. Leased lines and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the fixed line segment decreased by 19.0%. Within operating expenses payments to other network operators and depreciation and amortization expenses decreased. These decreases were partly offset by increases in employee- related expenses as well as increase in other operating expenses and cost of telecommunications equipment sales.

Mobile segment

Mobile segment includes T-Mobile Hungary and Westel 0660 and the goodwill amortization arising from their consolidation.

HUF millions	2Q2003	2Q2004	Change (%)
Revenues	121,542	126,887	4.4
EBITDA	47,723	52,803	10.6
Operating profit	28,412	26,798	(5.7)
Property, plant and equipment	115,185	116,393	1.0
Intangible assets	201,873	190,576	(5.6)
Gross additions to tangible and intangible fixed assets	15,681	17,348	10.6
Headcount (closing full equivalent)	1,780	1,777	(0.2)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 81.2% in Hungary and T-Mobile Hungary accounts for 47.7% market share in the very competitive mobile market.

Revenues in the mobile segment increased by 4.4% in the first half of 2004 compared to the same period in 2003 due to strong increases in the number of mobile customers. T-Mobile Hungary’s customer base surged 11.5% to 3,913,282 subscribers, including 2,860,300 prepaid customers by June 30, 2004. Average monthly usage per T-Mobile Hungary subscriber increased by 0.9% from 110 minutes in 2Q2003 to 111 minutes in 2Q2004. T-Mobile Hungary’s ARPU decreased by 5.4% from HUF 5,203 in 2Q2003 to HUF 4,923 in 2Q2004.

Operating profit shows a 5.7% decrease. While revenues grew only by HUF 5.3 bn, operating expenses increased by HUF 7.0 bn year over year. The decrease is due to the significant increases in depreciation charges (resulting from the impairment on brand name) and payments to other network operators, partly offset by lower other expenses and lower cost of equipment sales.

International segment

International segment includes the operations of MakTel, MobiMak, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

HUF millions	2Q2003	2Q2004	Change (%)
Revenues	32,448	33,734	4.0
EBITDA	18,003	17,426	(3.2)
Operating profit	11,491	8,637	(24.8)
Property, plant and equipment	87,092	78,200	(10.2)
Intangible assets	55,704	54,822	(1.6)
Gross additions to tangible and intangible fixed assets	4,047	3,486	(13.9)
Headcount (closing full equivalent)	3,695	3,543	(4.1)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

MakTel’s fixed line subscribers increased by 1.9%, reaching 623,741 at June 30, 2004. Mobile subscribers increased significantly by 51.1% to 623,285, and its Internet subscribers reached 56,426 by June 30, 2004 from 41,970 a year earlier.

Revenues from the international segment increased and reached HUF 33.7 bn at June 30, 2004. Domestic traffic revenues increased mainly due to general price increases as tariff rebalancing occurred in May 2003. Lower international outgoing traffic revenues resulted from decreased usage as well as from lower prices. International incoming traffic revenues decreased as well, mainly due to stronger MKD against the SDR. Mobile revenues showed an increase due to the 47.3% higher average mobile customer base. The revenue effect of the increase in the number of mobile subscribers was partly offset by lower MOU and lower tariffs. Equipment sales revenues increased significantly due to the higher number of mobile gross additions and higher average price of phonesets.

Total operating expenses increased significantly by 19.8%, mainly because of increases in depreciation and amortization, payments to other network operators as well as increased cost of equipment sales.

In 2003, MakTel reviewed the useful life of its property, plant and equipment. The review resulted in generally shorter useful lives for mainly telecommunications equipment than applied earlier and, as a consequence, higher monthly depreciation charges.

Minority interest represents the share of income accruing to the minority owners of MakTel and Stonebridge. It decreased by 25.5% to HUF 4.7 bn in the first half of 2004 due to the lower operating profit of MakTel. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

Company name:	Matáv Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	December 31, 2003 – June 30, 2004	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian	☐	IFRS	☒	Other	☐

PK2. Consolidated Companies with direct ownership of Matáv Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification

Stonebridge	mEUR 349	89.51%	89.51%	L
T-Mobile Magyarország Távközlési Rt.	8,031	100.00%	100.00%	L
Matávcom	6,158	100.00%	100.00%	L
Axelero	1,906	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	49.90%	49.90%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
Rába Szolgáltatóház	615	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Kis-Astrasat	300	90.00%	49.90%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
Mindentudás Egyeteme Kht.	5	60.00%	60.00%	L
BCN	3	100.00%	100.00%	L
Viabridge Telecommunications Holding Ltd.	mEUR 0.251	100.00%	100.00%	L
Telemacedónia	mEUR 0.01	88.00%	88.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,011
Future obligations from rental and operating lease contracts	6,317
Future obligation from capex contracts	12,918
Other future obligations	153

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	8,342	8,071	8,013
Group	15,227	14,710	14,789

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	8,071	8,043	8,013
Group	14,710	14,838	14,789

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2004)			Closing (June 30th , 2004)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	14.01	14.07	146,060,542	13.92	13.98	145,106,443
Foreign institution/company	84.04	84.44	876,416,274	84.15	84.56	877,568,304
Domestic individual	0.02	0.02	204,057	0.01	0.01	144,872
Foreign individual	0.00	0.00	200	0.00	0.00	200
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	0.00	4,900,000	0.47	0.00	4,900,000
Government Institutions	0.15	0.15	1,570,585	0.14	0.14	1,465,885
International Development Institutions	1.29	1.30	13,495,276	1.30	1.30	13,495,276
Not registered	0.02	0.02	164,666	0.01	0.01	130,620
„B” Share	0.00	0.00	1	0.00	0.00	1
T O T A L	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0
TOTAL	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	122,775,190	11.77	11.83	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
BM	Achim Berg	Board Member	April 28, 2004	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	58,190
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee – Chairman	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Joachim Kregel	Supervisory Board Member Audit Committee Member	April 27, 2001	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	László Bodnár	Chief Services and Logistics Officer	March 16, 1999	—	881
SE	Peter Janeck	Chief Technical Officer and Chief Officer, Network Systems	July 12, 2004	—	0
SE	Christopher Mattheisen	Residential Services LOB Chief Officer	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Zoltán Tankó	Business Services LOB Chief Officer	January 1, 2002	—	1,100
Own share property TOTAL:					160,681

(1)  Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 13, 2004	Matáv announced that the Communications Authority published its approval of the new reference unbundling, interconnection and leased line interconnection offers.
February 23, 2004

Matáv announced that its subsidiary, Makedonski Telekomunikacii (MakTel) held its Annual General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 2.5 billion.

March 22, 2004	Matáv announced that the Board of Directors will propose to shareholders a dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
March 22, 2004	Matáv announced that final decision has been made on the rebranding of Westel as T-Mobile Hungary. The one-step rebranding will commence on May 1, 2004.
March 31, 2004	Matáv announced that Manfred Ohl, Chief Technical Officer of Matáv leaves his position on April 30, 2004.
April 22, 2004

Matáv announced that the Board of the Hungarian National Communications Authority (NCA) has published its draft resolution concerning the new reference interconnection and leased line interconnection offer.

April 28, 2004	Matáv held its Annual General Meeting and among other items it has made a decision on dividend payment of HUF 70 per share (par value HUF 100) for the financial year 2003.
May 10, 2004	Matáv announced that SEEF Holdings Ltd., a subsidiary of Soros Investment Capital has decided to exercise its put option with respect to its shareholding in Stonebridge.
May 19, 2004	The Matáv Board of Directors extended the CEO post of Mr. Elek Straub to June 30, 2008
May 19, 2004	Matáv announced the signature of a loan agreement with Deutsche Telekom on a short-term Hungarian forint-denominated loan.
May 21, 2004	Matáv announced the rules of dividend payment after the fiscal year of 2003.
May 21, 2004	Matáv announced the rules of dematerialisation of the company’s ordinary printed shares.
May 21, 2004	Matáv announced the completion and rules of conversion of ordinary shares with a nominal value of HUF 10,000 to ordinary shares with a nominal value of HUF 100.
June 1, 2004	Matáv announced the signature of a loan agreement with Deutsche Telekom Group for a Hungarian forint-denominated loan. The loan will be used to partially finance Matáv’s dividend payment.
June 15, 2004	Matáv announced that the Board of the Hungarian National Communications Authority has published its draft resolution concerning the new reference unbundling offer.
June 16, 2004

Matáv made an agreement with IKO Media Group to form a joint holding. The aim of this venture is to facilitate a common offering of interactive solutions and value added content services and to unite the stakes that both companies currently own in Hungarian RTL Television Company.

June 30, 2004	Matáv’s Board of Directors appointed Peter Janeck as the new Chief Technical Officer and head of the Network Systems Line of Business, effective July 12, 2004.
July 15, 2004

Matáv signed an agreement with T-Systems International on the establishment of a joint venture and international carrier cooperation. T-Systems Hungary, the Hungarian subsidiary of T-Systems International, and Matáv also reached an agreement on strategic partnership.

Matáv Rt. publishes its announcements in Magyar Tőkepiac.

Change in the organizational structure

The position of Matáv’s Chief Strategy and International Officer was terminated on May 31, 2004. In the future, the Central Strategy Organization of the Matáv Group will operate under the direct control of the CEO. From June 1, 2004 the former acting Chief Officer, Mr. András Balogh will be the head of the Central Strategy Organization of the Matáv Group for an indefinite period. His area of responsibility and scope of authority will remain the same.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe Head of Investor Relations Department

Date: August 12, 2004